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WRITER’S DIRECT LINE 813.225.4122

ccreely@foley.com

January 3, 2024

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Washington, DC 20549

Attention: Tara Harkins, Lynn Dicker, Jimmy McNamara, and Joe McCann

Re:	Telomir Pharmaceuticals, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed December 14, 2023
File No. 333-275534

Dear Ms. Harkins, Ms. Dicker, Mr. McNamara, and Mr. McCann:

On behalf of Telomir Pharmaceuticals, Inc. (the “Company”), we are responding to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission set forth in your letter to Dr. Christopher Chapman, the Company’s Chief Executive Officer, dated December 19, 2023, relating to the above-referenced filing. Your comments are reproduced below in italicized bold text, followed by our responses on behalf of the Company. Please be advised that the Company is concurrently filing via EDGAR an Amendment No. 3 to the Registration Statement on Form S-1 (the “Registration Statement”).

Amendment 1 to Registration Statement on Form S-1

Capitalization, page 41

1.	We note here that you present in the actual column 28,609,814 shares of common stock outstanding as of September 30, 2023. However, on page F-11 you present 27,097,294 shares of common stock outstanding as of September 30, 2023. Revise the actual outstanding common stock share information presented within this table to agree to your unaudited financial statements as of September 30, 2023.

Response: Please be advised that the Company has revised the number of shares outstanding reflected in the actual column on page 41 of the Registration Statement to agree to the unaudited financial statements as of September 30, 2023.

AUSTIN Boston CHICAGO dallas DENVER	DETROIT houston JACKSONVILLE LOS ANGELES MADISON	MEXICO CITY MIAMI MILWAUKEE NEW YORK ORLANDO	SACRAMENTO salt lake city SAN DIEGO SAN FRANCISCO SILICON VALLEY	TALLAHASSEE TAMPA WASHINGTON, D.C. BRUSSELS TOKYO

January 3, 2024

Dilution, page 42

2.	We note your historical net tangible book value per share of $0.04 per share as of September 30, 2023. Please reconcile this with your unaudited financial statements on page F-11 which state a historical net tangible book value of $2.1 million as of September 30, 2023 and 27,097,294 shares of outstanding common stock, which calculates to a historical net tangible book value of $0.08 per share. Please note that this methodology also applies to your pro forma and proforma as adjusted net tangible per share values.

Response: Please be advised that the Company has revised the historical net tangible book value and related pro forma and pro forma as adjusted net tangible book value per share amounts on page 42 to reflect the correct methodology and agree to the amount calculated in the unaudited financial statements.

3.

We note within Exhibit 23.1 that the auditor’s consent refers to a report dated August 14, 2023 while the report included on page F-1 is dual-dated August 14, 2023, except for the last paragraph of Note 7, and its related effects to the financial statements, which is as of December 11, 2023. In your amended filing, please provide an auditor’s consent that refers to the correct audit report date that is also currently dated and signed by your auditors. Refer to Item 601(B)(23)(i) of Regulation S-K.

Response: Please be advised that the Company has obtained an updated auditor’s consent which reflects the updated audit report, is currently dated, and is signed by the auditors.

January 3, 2024

Should you have any additional questions, please do not hesitate to contact the undersigned at 813.225.4122.

Best regards,

/s/ Curt P. Creely
Curt P. Creely